

September 23, 2010

James Jiang
Chief Executive Officer
China Crescent Enterprises, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re:** **China Crescent Enterprises, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2010**
> **File No. 000-14306**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal #1: To amend the Company's Articles of Incorporation to increase the authorized common shares of the Company from one billion (1,000,000,000) to three billion (3,000,000,000) , page 5

1.   We note your statement that "no acquisitions have been identified and the Company has not entered into any agreements to acquire any such businesses or entered into any agreements to issue shares for capital." However, please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common for any purpose. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

2.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or you may contact me at (202) 551-3457 if you require further assistance.

Sincerely,

Maryse Mills-Apenteng
Special Counsel